UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

Joseph M. Field

c/o Entercom Communications Corp.

401 City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100

1.	Name of Reporting Person Joseph M. Field

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,650,905

	8.	Shared Voting Power 1,525,636

	9.	Sole Dispositive Power 7,650,905

	10.	Shared Dispositive Power 1,525,636

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,176,541

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 9 21.57%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 293639100

Item 3.	Source and Amount of Funds or Other Consideration.

From December 5, 2008 through March 25, 2009, Joseph M. Field acquired 801,073 shares of Issuer Class A common stock in open market transactions using his personal funds. (See Item 5(c) for disclosure regarding shares recently purchased in the open market). These shares acquired, net of an aggregate of 520,000 shares gifted by Joseph M. Field to trusts for the benefit of his son (i.e., David J. Field) and daughter, represent a net beneficial ownership increase of 281,073 shares since Joseph M. Field’s Schedule 13D/A (Amendment 2) filed on December 5, 2008.

Item 4.	Purpose of Transaction.

Joseph M. Field previously reported that he and David J. Field may be deemed have formed a “group” for Section 13 purposes as a result of their coordination of purchases through a common broker (as required under Rule 10b-18) as well as agreeing on an allocation of daily Rule 10b-18 purchases. Joseph M. Field understands that David J. Field has satisfied his share purchase intentions under a previously established 10b5-1 plan and is not presently acquiring shares of the Issuer. Accordingly, a group is no longer deemed to exist for Section 13 purposes.

Joseph M. Field is acquiring shares for investment purposes.

Joseph M. Field intends to review his investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer’s business, affairs and financial position, other developments concerning the Issuer, the Issuer’s investment strategy, the price level of the Issuer’s Class A Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities, may in the future take such actions with respect to his investment in the Issuer as he deems appropriate in light of the circumstances existing from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) Amount Beneficially Owned:	9,176,541

Joseph M. Field beneficially owns 9,176,541 shares which includes: (i) 1,289,045 shares of Class A common stock for which Joseph M. Field is the record holder; (ii) 6,228,282 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which Joseph M. Field is the record holder; (iii) 330,000 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the spouse of Joseph M. Field; (iv) 100,000 shares of Class A common stock which may be acquired through the exercise of options; (v) 33,578 shares of Class A common stock held of record by Joseph M. Field as trustee of a trust; (vi) 318,462 shares of Class A common stock held of record by the spouse of Joseph M. Field as co-trustee of various trusts; (vii) 777,174 shares of Class A common stock beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Foundation; and (viii) 100,000 shares of Class A

CUSIP No. 293639100

common stock beneficially owned by the spouse of Joseph M. Field as the sole member of a limited liability company.

(b)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	7,650,905
(ii)	shared power to vote or to direct the vote:	1,525,636
(iii)	sole power to dispose or to direct the disposition of:	7,650,905
(iv)	shared power to dispose or to direct the disposition of:	1,525,636

(c)         Since January 25, 2009, Joseph M. Field has acquired an aggregate of 756,473 shares of the Issuer’s Class A Common Stock through broker Merrill Lynch, Pierce, Fenner & Smith Incorporated as follows:

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
1/26/2009	2,525	$1.1500
1/26/2009	1,725	$1.1400
1/26/2009	4,200	$1.1300
1/26/2009	225	$1.1200
1/26/2009	200	$1.1100
1/26/2009	25	$1.1000
1/26/2009	275	$1.0900
1/26/2009	175	$1.0800
1/26/2009	25	$1.0700
1/27/2009	3,275	$1.2000
1/27/2009	1,525	$1.1900
1/27/2009	375	$1.1800
1/27/2009	1,100	$1.1700
1/27/2009	625	$1.1600
1/27/2009	25	$1.1500
1/29/2009	486	$1.2000
1/29/2009	347	$1.1900
1/29/2009	25	$1.1850
1/29/2009	441	$1.1800
1/30/2009	1,749	$1.2000
1/30/2009	25	$1.1950
1/30/2009	904	$1.1900
1/30/2009	25	$1.1850
1/30/2009	2,502	$1.1800
1/30/2009	800	$1.1700
1/30/2009	200	$1.1500
2/2/2009	200	$1.2000

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
2/2/2009	25	$1.1900
2/2/2009	100	$1.1800
2/2/2009	350	$1.1700
2/17/2009	14,214	$1.2000
2/17/2009	5,500	$1.1900
2/17/2009	214	$1.1800
2/18/2009	10,143	$1.2000
2/18/2009	2,714	$1.1950
2/18/2009	6,628	$1.1900
2/18/2009	444	$1.1800
2/19/2009	999	$1.2000
2/19/2009	143	$1.1925
2/19/2009	2,571	$1.1900
2/19/2009	1,286	$1.1800
2/19/2009	71	$1.1725
2/19/2009	9,573	$1.1700
2/19/2009	2,357	$1.1600
2/20/2009	2,143	$1.1400
2/20/2009	1,000	$1.1300
2/20/2009	571	$1.1200
2/20/2009	1,270	$1.1100
2/20/2009	10,571	$1.1000
2/20/2009	2,373	$1.0900
2/20/2009	143	$1.0825
2/20/2009	1,857	$1.0800
2/23/2009	1,143	$1.2000
2/23/2009	4,500	$1.1900
2/23/2009	2,000	$1.1800
2/23/2009	357	$1.1700
2/23/2009	786	$1.1600
2/23/2009	1,643	$1.1550
2/23/2009	643	$1.1500
2/23/2009	71	$1.1450
2/23/2009	286	$1.1400
2/23/2009	571	$1.1300
2/23/2009	1,143	$1.1250
2/23/2009	5,786	$1.1200
2/23/2009	357	$1.1100
2/24/2009	4,571	$1.1600
2/24/2009	286	$1.1575

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
2/24/2009	3,714	$1.1500
2/24/2009	2,143	$1.1400
2/24/2009	2,500	$1.1300
2/24/2009	5,714	$1.1200
2/24/2009	214	$1.1000
2/24/2009	143	$1.0900
2/25/2009	9,714	$1.2000
2/25/2009	4,929	$1.1900
2/25/2009	71	$1.1800
2/26/2009	1,643	$1.2000
2/26/2009	429	$1.1900
2/26/2009	1,786	$1.1850
2/26/2009	2,643	$1.1800
2/26/2009	286	$1.1750
2/26/2009	357	$1.1700
2/26/2009	1,214	$1.1650
2/26/2009	71	$1.1600
2/26/2009	4,786	$1.1500
2/26/2009	6,071	$1.1400
2/27/2009	3,124	$1.1000
2/27/2009	714	$1.0900
2/27/2009	713	$1.0800
2/27/2009	2,073	$1.0700
2/27/2009	4,786	$1.0600
2/27/2009	7,233	$1.0500
2/27/2009	643	$1.0400
3/2/2009	1,069	$1.0200
3/2/2009	7,503	$1.0100
3/2/2009	3,357	$1.0000
3/2/2009	3,714	$0.9900
3/2/2009	786	$0.9800
3/2/2009	2,357	$0.9700
3/2/2009	1,429	$0.9600
3/2/2009	71	$0.9500
3/3/2009	6,574	$1.0800
3/3/2009	2,061	$1.0700
3/3/2009	980	$1.0400
3/3/2009	98	$1.0375
3/3/2009	9,027	$1.0300
3/3/2009	2,258	$1.0200

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
3/3/2009	294	$1.0100
3/3/2009	1,472	$1.0000
3/3/2009	491	$0.9800
3/3/2009	1,276	$0.9700
3/3/2009	1,766	$0.9600
3/3/2009	392	$0.9500
3/3/2009	1,177	$0.9400
3/4/2009	2,500	$1.1100
3/4/2009	500	$1.1000
3/4/2009	500	$1.0900
3/4/2009	1,800	$1.0800
3/4/2009	1,000	$1.0700
3/4/2009	2,900	$1.0600
3/4/2009	100	$1.0500
3/4/2009	1,600	$1.0400
3/4/2009	1,700	$1.0300
3/4/2009	100	$1.0200
3/4/2009	3,900	$1.0100
3/4/2009	8,700	$1.0000
3/4/2009	2,600	$0.9900
3/4/2009	500	$0.9800
3/5/2009	1,100	$1.0100
3/5/2009	4,200	$1.0000
3/5/2009	1,500	$0.9900
3/5/2009	7,900	$0.9800
3/5/2009	3,000	$0.9700
3/5/2009	5,900	$0.9600
3/5/2009	4,800	$0.9500
3/6/2009	6,300	$0.9300
3/6/2009	14,900	$0.9200
3/6/2009	3,700	$0.9100
3/6/2009	700	$0.9000
3/6/2009	100	$0.8900
3/6/2009	2,300	$0.8800
3/6/2009	400	$0.8600
3/9/2009	400	$1.0100
3/9/2009	5,800	$1.0000
3/9/2009	6,000	$0.9900
3/9/2009	8,500	$0.9800
3/9/2009	2,100	$0.9700

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
3/9/2009	5,300	$0.9600
3/9/2009	100	$0.9500
3/9/2009	100	$0.9400
3/9/2009	100	$0.9300
3/10/2009	2,500	$1.0300
3/10/2009	1,900	$1.0200
3/10/2009	3,100	$1.0175
3/10/2009	5,400	$1.0100
3/10/2009	2,400	$1.0000
3/10/2009	200	$0.9900
3/10/2009	12,400	$0.9800
3/10/2009	100	$0.9700
3/10/2009	400	$0.9600
3/11/2009	700	$1.0600
3/11/2009	1,600	$1.0575
3/11/2009	800	$1.0500
3/11/2009	600	$1.0300
3/11/2009	1,100	$1.0200
3/11/2009	4,200	$1.0100
3/11/2009	12,600	$1.0000
3/11/2009	6,000	$0.9900
3/11/2009	800	$0.9800
3/12/2009	400	$1.0500
3/12/2009	4,100	$1.0400
3/12/2009	400	$1.0300
3/12/2009	293	$1.0200
3/12/2009	3,000	$1.0100
3/12/2009	16,107	$1.0000
3/12/2009	1,800	$0.9999
3/12/2009	100	$0.9900
3/12/2009	400	$0.9700
3/12/2009	200	$0.9696
3/12/2009	1,524	$0.9600
3/12/2009	76	$0.9400
3/13/2009	800	$1.0375
3/13/2009	12,900	$1.0300
3/13/2009	6,200	$1.0200
3/13/2009	400	$1.0175
3/13/2009	3,500	$1.0100
3/13/2009	700	$1.0075

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
3/13/2009	200	$1.0065
3/13/2009	3,200	$1.0000
3/13/2009	400	$0.9999
3/13/2009	100	$0.9900
3/16/2009	13,129	$1.0400
3/16/2009	5,300	$1.0375
3/16/2009	3,771	$1.0300
3/16/2009	500	$1.0275
3/16/2009	1,898	$1.0100
3/16/2009	6,902	$1.0000
3/16/2009	3,100	$0.9900
3/17/2009	2,200	$1.0700
3/17/2009	2,400	$1.0600
3/17/2009	500	$1.0575
3/17/2009	19,300	$1.0500
3/17/2009	3,100	$1.0400
3/17/2009	2,800	$1.0300
3/17/2009	2,200	$1.0200
3/17/2009	100	$1.0100
3/17/2009	1,900	$1.0000
3/17/2009	100	$0.9891
3/18/2009	1,000	$1.0775
3/18/2009	5,900	$1.0700
3/18/2009	1,100	$1.0600
3/18/2009	1,000	$1.0500
3/18/2009	6,400	$1.0400
3/18/2009	12,700	$1.0375
3/18/2009	6,500	$1.0300
3/19/2009	2,600	$1.0800
3/19/2009	4,500	$1.0700
3/19/2009	3,500	$1.0600
3/19/2009	6,087	$1.0500
3/19/2009	300	$1.0475
3/19/2009	9,600	$1.0400
3/19/2009	6,513	$1.0300
3/19/2009	1,500	$1.0200
3/20/2009	3,200	$1.0500
3/20/2009	600	$1.0400
3/20/2009	9,572	$1.0300
3/20/2009	12,006	$1.0200

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
3/20/2009	3,100	$1.0175
3/20/2009	3,522	$1.0100
3/20/2009	1,600	$1.0000
3/20/2009	1,000	$0.9900
3/23/2009	100	$1.0600
3/23/2009	1,100	$1.0575
3/23/2009	2,650	$1.0500
3/23/2009	16,000	$1.0475
3/23/2009	11,200	$1.0375
3/23/2009	7,250	$1.0300
3/24/2009	27,387	$1.2000
3/24/2009	4,300	$1.1900
3/24/2009	813	$1.1800
3/24/2009	42	$1.1400
3/24/2009	267	$1.1300
3/24/2009	900	$1.1200
3/24/2009	373	$1.1100
3/24/2009	2,300	$1.1000
3/24/2009	318	$1.0900
3/24/2009	200	$1.0800
3/25/2009	4,300	$1.2000
3/25/2009	7,400	$1.1900
3/25/2009	11,400	$1.1800
3/25/2009	15,200	$1.1700
3/25/2009	1,500	$1.1600

CUSIP No. 293639100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2009
Date
/s/ Joseph M. Field
Signature
Joseph M. Field
Name/Title